					Exhibit 99(b)

Entergy Gulf States, Inc.

Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest charges	$158,949	$174,368	$144,840	$157,343	$133,598	$126,606
Interest applicable to rentals	18,307	18,520	16,483	16,694	13,707	12,970

Total fixed charges, as defined	177,256	192,888	161,323	174,037	147,305	139,576

Preferred dividends, as defined (a)	15,742	13,017	6,190	6,845	6,991	6,623

Combined fixed charges and preferred dividends, as defined	$192,998	$205,905	$167,513	$180,882	$154,296	$146,199

Earnings as defined:

Income (loss) from continuing operations before extraordinary items
andthe cumulative effect of accounting changes	$180,343	$179,444	$174,078	$63,895	$192,264	$173,885
Add:
Income Taxes	103,603	82,038	65,997	24,249	108,288	94,414
Fixed charges as above	177,256	192,888	161,323	174,037	147,305	139,576

Total earnings, as defined (b)	$461,202	$454,370	$401,398	$262,181	$447,857	$407,875

Ratio of earnings to fixed charges, as defined	2.60	2.36	2.49	1.51	3.04	2.92

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.39	2.21	2.40	1.45	2.90	2.79

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.